Exhibit 99.1

Neptune Wellness Solutions Inc. Ships First Commercial Batch of Mood Ring™ Hashish in Canada

LAVAL, QC, Jan. 28, 2021 /CNW Telbec/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, announced today its first commercial shipment of its in-house developed Cannabis brand Mood Ring™ Hashish products.

These in-house developed Cannabis brand Mood Ring™ Hashish products will be distributed via the British Columbia Liquor Distribution Branch (BCLDB), the wholesaler and public retailer of non-medical cannabis throughout the province. This commercial shipment follows Neptune's December shipment of Mood Ring™ High CBD Oil and High CBD Capsules.

Mood Ring's THC dominant Legacy Hashish will soon be available for purchase through the BC Cannabis Store online, the 25 government-run retail locations, and will be available to the more than 300 private licensed retailers across British Columbia.

"This is a very exciting time for Neptune as we have now commenced production of Mood Ring™ hashish utilizing our newly implemented and proprietary solventless extraction for THC concentrates. We believe Mood Ring™ is well positioned to satisfy the significant consumer demand for affordable, sustainable, premium cannabis products ," said Michael Cammarata, President & Chief Executive Officer of Neptune Wellness Solutions Inc.

Neptune has also secured a supply agreement with the Ontario Cannabis Store (OCS), the wholesaler and sole online retailer for recreational cannabis in Ontario, for the sale and distribution of Mood Ring™. With that supply agreement in place, the Company has secured access to a footprint for Mood Ring™ totalling over 700 retail stores across British Columbia and Ontario, with the opportunity to scale to retailers in additional provinces upon securing supply agreements.

For more information visit the Mood Ring™ website.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™ and Mood Ring™ which are poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://www.neptunecorp.com/

FORWARD LOOKING STATEMENTS:
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Mood Ring Logo (CNW Group/Neptune Wellness Solutions Inc.)

Neptune Wellness Solutions Inc. Ships First Commercial Batch of Mood Ring™ Hashish in Canada (CNW Group/Neptune Wellness Solutions Inc.)

Neptune Wellness Solutions Inc. Ships First Commercial Batch of Mood Ring™ Hashish in Canada (CNW Group/Neptune Wellness Solutions Inc.)

Neptune Wellness Solutions Inc. Ships First Commercial Batch of Mood Ring™ Hashish in Canada (CNW Group/Neptune Wellness Solutions Inc.)

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2021/28/c5411.html

%CIK: 0001401395

For further information: Amanda Lockington, Marigold PR, amanda@marigoldpr.com, 1-877-681-5541

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 28-JAN-21